Saks Incorporated
401(k) Retirement Plan

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2000

Saks Incorporated 401(k) Retirement Plan
Table of Contents

Pages

Report of Independent Accountants   1

Financial Statements:
  Statements of Net Assets Available for Plan Benefits
    December 31, 2000 and 1999   2

  Statement of Changes in Net Assets Available for Plan Benefits
    for the year ended December 31, 2000   3

  Notes to Financial Statements   4 - 9

Supplemental Schedules:
Schedule of Assets Held for Investment Purposes at End of Year
    December 31, 2000   10

Schedule of Reportable Transactions
    for the year ended December 31, 2000   11 - 12

Report of Independent Accountants

To the Participants and Administrator
Saks Incorporated 401(k) Retirement Plan

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for plan benefits of the Saks Incorporated 401(k) Retirement Plan (the "Plan") as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules, as listed on the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 22, 2001

Saks Incorporated 401(k) Retirement Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2000 and 1999

	2000	1999
ASSETS		
Investments, at market value	$ 267,608,215	$ 291,825,748
Participant contribution receivable	1,081,044	1,106,642
Employer contribution receivable	4,676,714	3,924,156
Interest and dividends receivable	3,316,310	-
Total assets	276,682,283	296,856,546
LIABILITIES AND NET ASSETS AVAILABLE FOR PLAN BENEFITS		
Accrued administrative fees	145,328	105,680
Net assets available for plan benefits	$ 276,536,955	$ 296,750,866

The accompanying notes are an integral part of these financial statements.

Saks Incorporated 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000

Increase in net assets available for plan benefits:	
Interest and dividend income	$ 12,268,145
Contributions:	
Employer	4,676,714
Participant	22,452,660
Rollover	1,331,564
Total increases	40,729,083
Decrease in net assets available for plan benefits:	
Benefit payments	38,930,932
Administrative fees	973,195
Net depreciation in market value of investments	21,038,867
Total decreases	60,942,994
Net decrease	(20,213,911)
Net assets available for plan benefits, beginning of year	296,750,866
Net assets available for plan benefits, end of year	$ 276,536,955

The accompanying notes are an integral part of these financial statements.

1.   **Description of the Plan**

The following description of the Saks Incorporated 401(k) Retirement Plan (the "Plan") is for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all eligible employees of Saks and certain subsidiaries who are a minimum of 21 years of age and have completed at least one year of employment. Leased employees, individuals who are represented by collective bargaining groups and certain other employees, as defined in the Agreement, are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is sponsored by the Employer and administered on a day-to-day basis by the plan administrator, who was appointed by the Board of Directors of the Company. AmSouth Bank of Alabama, N.A. has been appointed by the Board of Directors to act as trustee (the "Trustee").

Contributions – The Plan allows for discretionary employer contributions, participant contributions and rollover contributions. The Employer contributes to the Plan a discretionary amount of cash or employer stock as approved by the Employer's Board of Directors. The Employer's contributions are not mandatory and are not based on the operations or net profits of the Employer. Employer contributions may be 0% or any positive percentage multiplied by matchable participant salary deferrals, as defined in the Plan. Employer contributions may not exceed 5% of the compensation of each participant making salary deferral contributions. For the 2000 plan year, the Employer's matching contribution was an amount equal to 30% or 50% of the first 5% of total compensation that a participant elects to defer, depending on the subsidiary.

Participants may elect for regular payroll deductions up to 20% of compensation, as defined, to be contributed to the Plan on a before- or after-tax basis, or both. No participant shall be permitted to elect before tax contributions under the Plan during any calendar year in excess of the amount prescribed by the Secretary of the Treasury under the Internal Revenue Code (the "Code") ($10,500 for 2000). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans ("rollover contributions") provided such contributions meet the requirements of the Plan document. Participants direct the investment of their contributions, as well as the Employer's contributions, into various investment options offered by the Plan. The Plan currently offers six mutual funds, two money market funds, and an Employer common stock fund as investment options for participants.

Participant Accounts - Each participant's account is credited with the participant's contribution, the Employer's discretionary contribution, and an allocation of the Plan's earnings or losses. Allocations are based on account balances as defined in the Agreement.

Vesting - Participants are immediately vested in their contributions, including rollover contributions, plus actual earnings thereon. Vesting in the Employer's discretionary contribution plus actual earnings thereon is based on years of credited service as follows:

Years of Service	Vested Percentage
Less than 5	0%
5 or more	100%

The vested percentage shall be 100% for a participant on and after attainment of normal retirement age, death, or disability (all as defined in the Agreement).

Certain amounts transferred into the Plan as a merged plan transfer vest according to separate vesting schedules, as defined in the Agreement.

Participant Loans - Effective January 1, 1999, the Plan was amended to allow participants to borrow from their fund accounts. Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested value of his or her account less any other outstanding loans. The loans are collateralized by the balance in the participants' accounts and bear interest at a rate commensurate with local prevailing rates as determined quarterly. At December 31, 2000, interest rates ranged from 7.75% to 10.75%. At December 31, 2000, the total outstanding loan balance aggregated $7,267,471.

Forfeitures - Forfeitures occur when a nonvested participant receives a distribution of the full vested value of their account or incurs five consecutive breaks in service, as defined in the Agreement. Forfeitures are first applied to reinstate previously forfeited accounts which are required to be reinstated as defined in the Agreement. Forfeitures may also be used to provide funds necessary for the correction of errors as defined in the Agreement. Any additional forfeitures are used to reduce future employer contributions. At December 31, 2000 and 1999, the Plan had $382,642 and $288,917 of unallocated forfeitures included in net assets available for plan benefits, respectively. These amounts were used during 2001 and 2000, respectively, to reduce Employer contributions that were received subsequent to year end.

Distribution of Benefits - Plan benefits are distributed upon retirement, death, or termination of service. A participant may elect to receive a lump sum distribution equal to the vested balance of his/her account or periodic installments over a period of time not exceeding the participant's life expectancy (or the joint life expectancy of the participant and his/her beneficiary).

Termination of the Plan - Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan at any time. In the event of termination of the Plan, participants become fully vested and are entitled to the full value of their accounts.

2.   **Significant Accounting Policies**

Basis of Accounting - The accounts of the Plan are maintained on the accrual basis of accounting and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Generally all investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Income Tax Status - The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter and the Company has requested, but not yet received, an updated determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the financial statements.

Valuation of Investments - Investments of the Plan are stated in the accompanying financial statements at market value as determined by the trustee based on quoted market prices. Purchases and sales of investments are reflected as of the trade date. Investment income is recorded when earned.

Loans to participants are valued at cost which approximates market value.

Participants are exposed to credit loss in the event of non-performance by the Trustee or non-performance by the companies in which the investments are placed.

In accordance with the policy of stating investments at market value, the Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions - Contributions from the Employer are accrued based on amounts declared by the Employer's Board of Directors. Contributions from employees are recorded in the period in which the Employer makes the deductions from the participant's payroll.

Expenses of the Plan – Expenses of $973,195 incurred in the administration of the Plan during the 2000 plan year were paid by the Plan. The Plan funds payment of expenses by assessing a proportional annual charge on the fair value of each fund. Certain plan expenses are paid by the Employer.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS no. 133 effective January 1, 2001. Management has not yet been able to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No.133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on *Audits of Employee Benefit Plans* and Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*, requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value. Until this discrepancy is resolved, management is unable to determine the impact that SFAS 133 will have on the Plan financial statements. The Plan held no such investments at December 31, 2000.

The actual impact on the Plan's net assets available for plan benefits of adopting SFAS No. 133 will be made based on the derivative positions and hedging relationships at the date of adoption.

3. Investments

Investment information as of December 31, 2000 and 1999 and for the year ended December 31, 2000 is as follows:

	2000	1999
Money market funds:		
AmSouth Prime Obligation	$ 527,511	$ 162,816
LaSalle Income Plus	52,526,480	52,491,114
Mutual funds:		
Franklin Small Cap Growth	27,535,302	28,355,011
Vanguard Institutional Index	69,074,519	81,933,394
Strong Corporate Bond	11,436,917	11,527,439
Vanguard/Wellington	43,132,954	46,654,501
Neuberger & Berman Genesis Trust	29,772,054	22,872,514
Warburg Pincus International Equity	10,304,117	14,746,433
Common stock:		
Saks Incorporated (a)	16,030,890	26,786,175
Participant loans	7,267,471	6,296,351
	$ 267,608,215	$ 291,825,748
Interest and dividend income	$ 12,268,145	
Net depreciation in market value of investments	$ (21,038,867)	

(a) The Saks Incorporated Stock Fund is measured in "units" of participation rather than in shares of Saks Incorporated common stock.

The Franklin Small Cap Growth Fund, the LaSalle Income Plus Fund, the Vanguard Institutional Index Fund, the Vanguard/Wellington Fund, the Neuberger & Berman Genesis Trust Fund and the Company's common stock exceeded 5% of the Plan's net assets available for plan benefits at December 31, 2000 and 1999, respectively.

The Plan's investments (including investments bought and sold, as well as those held during the year) had net depreciation in value of $(21,038,867) during the year ended December 31, 2000, as follows:

Mutual funds	$ (11,230,596)
Common stock	(9,808,271)
	$ (21,038,867)

4.   **Form 5500**

Any differences existing between the Form 5500 and the numbers included in this report relate to accruals reflected in the financial statements and amounts allocated to withdrawing participants on the Form 5500 for benefit claims that were processed and approved for payment before December 31, 2000, but that had not yet been paid.

5.   **Subsequent Event**

Subsequent to year end, the Trustee of the Plan changed from AmSouth Bank of Alabama, N.A. to Wells Fargo Bank Minnesota, N.A.

Supplemental Schedules

Saks Incorporated 401(k) Retirement Plan
Schedule of Assets Held for Investment Purposes at End of Year
As of December 31, 2000

a.	b. Identity of Issuer, Borrower, Lessor, or Similar Party	c. Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	d. Cost**	e. Current Value
*	AmSouth Prime Obligation	Money market fund		$ 527,511
	LaSalle Income Plus	Mutual fund		52,526,480
	Strong Corporate Bond	Mutual fund		11,436,917
	Vanguard/Wellington	Mutual fund		43,132,954
	Vanguard Institutional Index	Mutual fund		69,074,519
	Neuberger & Berman Genesis Trust	Mutual fund		29,772,054
	Franklin Small Cap Growth	Mutual fund		27,535,302
	Warburg Pincus International Equity	Mutual fund		10,304,117
*	Saks Incorporated	Unitized stock fund		16,030,890
*	Participant Loans	Various interest rates (7.75% to 10.75%) and maturities		7,267,471
				$ 267,608,215

*   Party-in-interest to the Plan

**   Cost information not required to be disclosed as all investments are participant directed.

I.   Single transactions exceeding 5% of assets.

NONE

II.   Series of transactions involving property other than securities.

NONE

III. Series of transactions of same issue exceeding 5% of assets.

NONE

IV.   Transactions in conjunction with same person involved in reportable single transactions.

NONE

No schedule of reportable transactions would be prepared as investments are participant directed. Only nonparticipant-directed transactions are required to be reported